

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 9, 2013

Via E-mail
Benny Powell
President
Red Giant Entertainment, Inc.
614 E. Hwy. 50, Suite 235
Clermont, FL 34711

> **Re: Red Giant Entertainment, Inc.**
> **Amendment No. 2 to Form 8-K**
> **Filed April 12, 2013**
> **File No. 001-34039**

Dear Mr. Powell:

We have reviewed your amended filing and responses to our letter dated July 13, 2012 and have the following additional comments. Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.

General

1. We note a press release dated April 18, 2013 that you secured an equity line of credit with Iconic Holdings LLC for up to $5,000,000 to be used for funding of your "Giant-Size initiative" announced March 11, 2013. However, it does not appear that you have reported the entry into this agreement on a Current Report on Form 8-K. Please advise.

2. We note your response to our prior comment 3 regarding references to the Private Securities Litigation Reform Act of 1995. It appears, however, that you continue to include such references in your press releases. It also appears that you continue to be a penny stock issuer. Please confirm that you will refrain from including such references in your press releases until such time as you are eligible to do so.

Explanatory Note, page 2

3. Please clarify in the first sentence of the second paragraph to disclose that on June 18, 2012, rather than June 11, 2012, you filed a Current Report on Form 8-K to report that you completed the transactions contemplated by a Share Exchange Agreement of June 6, 2012, rather than June 11, 2011.

Item 5.06 – Change in Shell Company Status, page 7

Overview, page 7

4. We note your response to our prior comment 9 and reissue. Please revise to discuss the specific types of revenue you have generated to date. Please note that we are referring to the $91,972 in revenues you had generated since inception.

5. We note your response to our prior comment 11 and reissue. Please revise to disclose here your monthly "burn rate" as of June 18, 2012 and the amount of time your capital, at the time, was expected to last at that rate. In addition, please revise to disclose the amount of capital needed to accomplish your business goals and whether you had any plans to raise such funds as of June 18, 2012.

6. We note your response to our prior comment 13 that the cost of developing the property was $29,250. Please revise your disclosure on page 7 to disclose that the cost for Benny Powell to develop the graphic novel artwork that he provided to the company was $29,250 and that the cost may not reflect the value of the asset. In addition, please revise to clarify whether the company purchased this property or if Benny Powell gave it to the company free of charge.

7. Please revise to clarify what you mean in the second paragraph of this section that the creation of modern myths "provides the audience an interactive entertainment experience."

8. Please revise the third paragraph of this section to clarify how you intend to generate revenue. Please clearly identify the products or services you intend to offer and your target market, including a brief description of how you intend to reach this market. For example, please clarify as to whether your business plan is to create characters that a third party can license in order to use to create products, such as toys or video games, or if your plan is to create and sell or offer for free digital and print comic books, which will contain a certain number of pages of advertising. In this regard, we note your disclosure on page 8 that "your goal and objective is to engage initially in licensing, and thereafter, in direct production to the mass market retail book reader, to those who collect books, and to those who read using the internet as a source of product."

Creative and Production Process, page 7

9. Please revise to disclose the necessary steps to accomplish each of your stated business goals and the estimated costs of such steps. In this regard, we note your disclosure that you have not created a timeline regarding each of these steps. In addition, please add disclosure regarding the amount you intend to charge for any services or products you intend to offer.

10. Please revise to quantify, if known, the cost of compensating freelance artists and writers and the general terms of the agreements you intend to enter into with such artists and writers regarding incentives and royalties. In addition, please revise to disclose that there is no guarantee that artists and writers will agree to such terms.

Mass Market Book Distribution, page 8

11. We note your response to our prior comment 26 and reissue. Please revise to clarify how frequently you intend to publish your four main titles. In this regard, we note that you intend to publish a fifth title on a quarterly basis.

12. Please revise to clarify what you mean by "publishing." We note that your response to our prior comment 26 defines "publishing" as "posting on the internet." However, the disclosure on page 8 of your Form 8-K suggests that such books will be in print form. If such books are in print form, please revise to disclose how you intend to distribute such books. For example, do you intend to sell such books on your website?

Electronic Book Distribution, page 8

13. We note your response to our prior comment 29 and reissue. Please revise to clarify the material terms of your "strategic partnership" with Keenspot.com and file the agreement as an exhibit to your Form 8-K or explain why you believe it is not a material contract. In addition, we note your disclosure on page 8 that "Keenspot.com sites have over 2 million unique visitors monthly." Please revise to clarify that there is no guarantee that you strategic partnership with Keenspot.com will help you with your goal of generating viewers.

14. We note your response to our prior comment 30 that you have revised your disclosure to "merely [make] reference to the number of known visitors to the site on a monthly basis from available Google Analytics data." However, it does not appear that you have revised your disclosure regarding the number of unique visitors to Keenspot.com sites. Please revise or advise. In addition, we note that in your response to our prior comment 30 you state that you "are generating unique visitors." However, your disclosure seems to be referring to visitors to other sites. With a view towards revised disclosure, please tell us whether you had a Keenspot.com site as of June 18, 2012 and, if you did, whether it was "generating unique visitors."

Employees, page 10

15. We note your disclosure on page 10 that you "rely on [Benny Powell's] entrepreneurial skills and experience to implement [your] business plan." Please revise to clarify that Mr. Powell does not have any experience as a director or officer of a public company.

Management's Discussion and Analysis, page 11

Generally, page 11

16. We note your response to our prior comment 51; however, we are unable to locate your revisions to MD&A. As such we reiterate our comment, edited as follows: *Please revise the first paragraph to separately discuss the statement of operations line items of sales, cost of sales, and gross profit for each of the periods presented. In this regard, we note your current disclosure of the term "net sales" actually represents the amount of your gross profit. Alternatively, you may choose, however, to provide a discussion of sales, gross profit, and net income as shown in your statements of operations for each period. Please revise.*

17. We note your response to our prior comment 52; however, we are unable to locate your revisions to MD&A. As such we reiterate our comment, edited as follows: *Refer to the third paragraph. Please revise the first sentence to clarify that your cash in the bank at May 31, 2012 was $705 rather than $97. In addition, please revise the second sentence to clarify that net cash provided by financing activities during the five months ended May 31, 2012 and 2011 of $10,869 and $1,426, respectively, was from cash contributed by your shareholders, if true. Your current disclosure says net cash provided by financing activities was from the conversion of the LLC member ownership to common stock. To the extent you did not receive these amounts in the form of cash from your shareholder during the respective periods, please advise.*

Liquidity and Capital Resources, page 12

18. See the first paragraph. Please revise the first sentence to clarify that you had cash or cash equivalents at May 31, 2012 of $705, rather than $97.

19. We note your response to our prior comment 53; however, we are unable to locate your revisions to MD&A. As such we reiterate our comment, edited as follows: *Refer to the second paragraph. Please revise this sentence to clarify, if true, that net cash provided by <u>investing</u> activities for the period from inception, through <u>May 31</u>, 2012, was $0. Your current disclosure inadvertently refers to financing activities for which there are amounts shown in the statements of cash flows.*

20. We note your response to our prior comment 54; however, we are unable to locate your revisions to MD&A. As such we reiterate our comment, edited as follows: *Refer to the third paragraph. As you have no debt shown in your balance sheet, nor any borrowings or repayments shown in your statements of cash flows, please revise the second sentence to delete that you have historically met your capital requirements through borrowings. Please revise or advise.*

Recently Issued Accounting Pronouncements, page 15

21. We note your response to our prior comment 56 and certain revisions made in the last two paragraphs under this heading. Please also revise to clarify that the FASB issued ASU No. 2010-17 and ASU No. 2010-06, respectively, rather than your current disclosure of ASU No. 2011-17 and ASU No. 2011-06, respectively. In addition, as previously requested, please revise the disclosures in Note 1 to the December 31, 2011 audited financial statements that are currently incorporated by reference as Exhibit 10.2 to this reverse merger Form 8-K, Amendment No. 2. In this regard, please re-file the audited financial statements with the requested changes.

Risk Factors, page 16

22. We note your response to our prior comment 60 and reissue. Please revise to add a risk factor that addresses the risk that, because your sole officer and director will determine his salary and perquisites, funds may not be available for net income.

Powell will own approximately 55% of our shares after the offering, page 18

23. Please revise the title of the risk factor and the risk factor to clarify that Powell owns approximately 55% of your shares of common stock as the share exchange has already occurred.   Similarly, please revise to remove the words "if all of the shares are sold in this offering."

Executive Compensation, page 23

Certain Relationships and Related Party Transactions, page 23

24. We note your response to our prior comment 58 and reissue. Please revise to disclose the related party transaction with Active Media pursuant to Item 404 of Regulation S-K. Refer to page F-9 of Exhibit 10.2 to your Form 8-K.

Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters, page 24

25. Please revise to remove the last two paragraphs of this section on page 25 as this disclosure does not appear to apply to your company.

Financial Statements and Exhibits, page 26

General

26. We note your response to our prior comments 68 through 72, pertaining to Exhibits 10.2 and 10.3 that have been incorporated by reference into this reverse merger Form 8-K,

Amendment No. 2. As these Exhibits include RGE's audited financial statements for the fiscal year ended December 31, 2011 and unaudited interim financial statements for the five months ended May 31, 2012, we are unable to locate your revisions made in response to our comments. Please amend the reverse merger Form 8-K, Amendment No. 2 to re-file these financial statements with the requested changes. For your convenience, we have reiterated our comments below.

Exhibit 10.2 - December 31, 2011 Audited Financial Statements of Red Giant

Statements of Assets, Liabilities, and Members' Equity, page F-3
(Prior comment no. 68)

27. Please give consideration to renaming the fixed assets heading to instead reflect intangible assets with respect to your intellectual property.

Note 1. Summary of Significant Accounting Principles, page F-6

Revenue Recognition
(Prior comment nos. 69 and 70)

28. We note you generate revenues from advertising, publishing, and creative services. Please tell us, and consider separately disclosing, the amount of publishing revenue, if material, from that of advertising and creative services on the face of the statements of income. Also, tell us, and consider separately disclosing the amount of cost of goods sold for each of these revenue sources. In this regard, please provide a distinction between sales of products versus those of services. We may have further comments upon review of your response.

29. For the Keenspot revenue recognition discussion, please expand to describe what is meant by "earned on a net 90 basis." Also please describe the measurement basis of cost per thousand. In this regard, disclose whether such represents a revenue rate per verified impressions.

Exhibit 10.3 - May 31, 2012 Unaudited Interim Financial Statements of Red Giant

General
(Prior comment no. 71)

30. In addition to the following, please revise the interim financial statements and notes to reflect comments issued on the December 31, 2011 audited financial statements, as applicable.

<u>Note 1. Summary of Significant Accounting Principles, page F-4</u>
(Prior comment no. 72)

31. Please expand the opening paragraph to disclose whether the interim financial statements include all adjustments that, in the opinion of management, have been made in order to make the financial statements not misleading. Refer to Instruction 2 to Item 8-03 of Regulation S-X.

You may contact Beverly Singleton at (202) 551-3328 or Margery Reich at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief